

Mail Stop 3233

December 13, 2016

Via E-mail
Michael S. McClure
Executive Vice President, Chief Financial Officer,
and Treasurer
Strategic Storage Growth Trust, Inc.
111 Corporate Drive, Suite 120
Ladera Ranch, California 92694

  Re: **Strategic Storage Growth Trust, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2015
     Filed March 29, 2016
     Definitive Proxy Statement on Schedule 14A
     Filed April 11, 2016
     File No. 333-193480

Dear Mr. McClure:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2015

General

1. We note your disclosure in your current report on Form 8-K filed April 11, 2016 that your estimated value per share is $10.05. In future Exchange Act periodic reports, please disclose whether the stockholder servicing fee on Class T shares has been valued using a hypothetical liquidation value and whether, as a result, the NAV and NAV per share do not reflect any obligation to pay future trail fees.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 22

Fees Paid to our Affiliates, page 26

2.   We note your disclosure on page 26 that your Dealer Manager will receive an ongoing stockholder servicing fee that will be payable monthly and will accrue daily in an amount equal to $1/365^{th}$ of 1% of the purchase price per share of Class T shares sold in the primary offering portion of the Offering. In future Exchange Act periodic reports, please revise your fee table to disclose the amount of the stockholder servicing fee actually paid and the amount accrued but unpaid.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3758 with any other questions.

                                        Sincerely,

                                        /s/ Sandra B. Hunter

                                        Sandra B. Hunter
                                        Staff Attorney
                                        Office of Real Estate and
                                        Commodities

cc: Mike Rafter, Esq.
        Via E-mail